

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2016

Paul Moody
President & Chief Executive Officer
Sigmata Electronics Inc.
28 Apollo Road, Suite 6A
East Providence, RI 02914

Re: Sigmata Electronics Inc.
      Offering Statement on Form 1-A
      Filed May 24, 2016
      File No. 024-10556

Dear Mr. Moody:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. Please revise the offering to reduce the proportion of shares being registered for resale by selling security holders. Please note that Rule 251(a)(3) under the Securities Act limits the aggregate offering proceeds to selling security holders to no more than 30% of the offering in an issuer's first offering pursuant to Regulation A.

2. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Considering your balance sheet

indicates that you have nominal assets consisting solely of cash and you were recently formed, it appears that you are a shell company. Please prominently disclose in your offering circular that you are a shell company.

Preliminary Offering Circular Dated May 24, 2016

Cover Page

3. In the paragraph describing the proceeds received from various selling thresholds, we note the interchangeable use of "gross proceeds" and "net proceeds." Please revise the language for consistency. Likewise, please revise the tables required by Item 1(e) of Form 1-A to indicate whether the tables reflect gross or net proceeds.

4. On this page you state, "[a]ll expenses incurred in this offering are being paid for by the Company." However, we note from page 18, "[t]he Company's Officers and Directors will pay all expenses incidental to the registration of the shares herein." Please clarify whether you or your officers will be paying the offering expenses. Accordingly, please revise your notification (Part I) and offering circular (Part II), here and throughout, to identify the expense bearer.

5. Please include footnotes to the proceeds tables to disclose the amount of the expenses of the offering and the bearer of such expenses as required by Instruction 6 to Item 1(e) of Form 1-A.

Management's Discussion and Analysis, page 5

6. In the first paragraph, you disclose that you have generated only a small amount of revenue. It appears that you have not generated any revenue. Please revise or advise.

7. We note that you have incurred operating expenses and that you expect $60,000 will sustain operations over the next 12 months. Please provide management's basis for determining this amount. In this respect, please include a discussion of the nature of your current expenses and the expenses incurred to date, and management's expectations for operations over the next 12 months.

8. We note that your officers, Paul Moody and Jeffrey DeNunzio, have sustained your operations thus far. Please describe the nature of their funding. For example, we note the contribution from Mr. DeNunzio for operating expenses that were recorded as additional paid in capital.

Risk Factors

Risks Relating to Our Company and Our Industry, page 6

9. Please disclose in this section the fact that your auditor has issued a going concern opinion.

Description of Business, page 15

10. We note your disclosure in the fifth paragraph that you have begun to sell some of your current physical inventory on eBay. It does not appear that you have acquired any inventory for resale. Please advise or revise.

11. We note your disclosure in the seventh paragraph that you have acquired high-end pieces of fitness equipment. Please tell us when you acquired the equipment and how the equipment is reflected in your financial statements.

Use of Proceeds, page 16

12. Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries, as required by Instruction 2 to Item 6 of Form 1-A.

13. Please disclose the net proceeds from the offering assuming 100%, 75%, 50% and 25% of the shares offered are sold. Also, please revise the tabular presentations to reflect the use of net proceeds rather than gross proceeds. Please refer to Item 6 of Form 1-A.

14. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all of the securities offered are sold. If priority reflects the order in which the uses have been listed in the table of page 16, please state as much. Additionally, please describe any anticipated material changes in the use of proceeds if not all of the securities being qualified on the offering statement are sold. Please refer to Instruction 3 to Item 6 of Form 1-A.

Dilution, page 17

15. Please disclose the net tangible book value and net tangible book value per share before the offering and after the offering assuming 100%, 75%, 50% and 25% of the shares are sold. In addition, please revise your dilution calculations to reflect net proceeds from the offering assuming 100%, 75%, 50% and 25% of the shares are sold rather than gross proceeds.

Plan of Distribution, page 18

16. We note from your cover page that funds received are non-refundable and immediately available for your use. Please state as much here and whether there are or are not circumstances for the return of funds to subscribers if not all of the securities to be offered are sold. For guidance, please refer to Item 5(e) of Form 1-A.

Directors and Executive Officers and Corporate Governance, page 20

17. Please provide additional details as to the nature of the responsibilities undertaken by your officers in prior positions. For guidance, please refer to Item 10(c) of Form 1-A.

18. It appears that V Financial Group, LLC, may employ Mr. DeNunzio. Please describe any external employment that your officers may hold and, where applicable, the nature of such employers' relationships to Sigmata.

Certain Relationships and Related Transactions, page 23

19. We note from elsewhere in your offering circular that, in addition to office space, your officers also provide free use of storage facilities for inventory. Please include the appropriate disclosures here. Please refer to Item 13 of Form 1-A.

20. We note that your officers have provided funding for operating expenses since inception. Please include the appropriate disclosures here. Please refer to Item 13 of Form 1-A.

Financial Statements and Exhibits

Note 6 - Related Party Transactions, page F-9

21. We note your disclosure that office space is provided by your chief executive officer rent-free. Further, it appears your officers and directors provide services to you without compensation. Please tell us your consideration of recognizing the fair value of office space and services provided by your officers and directors as contributed capital and providing quantified disclosure of the arrangements with your officers and directors that result in below-market compensation. Refer to ASC 225-10-S99-4.

Exhibit 1A-4. Sample Subscription Agreement

22. Please revise the Subscription Agreement to state that the proceeds received are non-refundable and will be immediately available for use.

Exhibit 1A-12. Legal Opinion Letter

23. We note that counsel has opined, "that the Shares, as already issued . . . are duly and validly issued, duly authorized, fully paid and non-assessable." Counsel must also opine that the common shares, when sold, will be legally (or validly) issued, fully paid, and non-assessable. Please also have counsel revise the opinion to reference the offering on Form 1-A, as opposed to Form S-1.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products